Exhibit 99.1

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited, expressed in Canadian dollars)

	March 31,	December 31,
($000s)	2016	2015

ASSETS
Current assets
Restricted cash	$-	$37
Accounts receivable (note 14)	41,157	57,261
Deposits and prepaid expenses	9,614	8,093
Current portion of risk management asset (note 14)	30,126	8,845
	80,897	74,236
Risk management asset (note 14)	7,650	6,953
Deferred taxes (note 9)	58,400	59,255
Exploration and evaluation assets (note 3)	84,972	87,919
Property, plant and equipment (note 4)	1,475,963	1,474,849
Total assets	$1,707,882	$1,703,212

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$79,312	$87,312
Advances from joint venture partners	14,815	22,958
Current portion of finance lease obligation	1,616	1,634
Current portion of deferred lease inducements	340	340
Current portion of risk management liability (note 14)	377	390
	96,460	112,634

Bank debt (note 5)	358,671	340,743
Senior Notes (note 5)	311,736	332,024
Risk management liability (note 14)	1,373	-
Finance lease obligation	8,055	8,429
Deferred lease inducements	2,302	2,387
Decommissioning liabilities	98,623	96,423
Total liabilities	877,220	892,640

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 6)	1,000,100	1,000,100
Contributed surplus	51,449	50,706
Retained earnings (deficit)	(220,887)	(240,234)
Total shareholders’ equity	830,662	810,572
Total liabilities and shareholders’ equity	$1,707,882	$1,703,212

COMMITMENTS (note 13)

SUBSEQUENT EVENT (note 15)

See accompanying notes to the condensed consolidated financial statements.

1

BELLATRIX EXPLORATION LTD. CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited, expressed in Canadian dollars) For the three months ended March 31,

($000s, except per share amounts)	2016	2015

REVENUES
Petroleum and natural gas sales	$50,834	$88,460
Royalties	(3,396)	(14,991)
Other income	4,324	1,726
Total revenues net of royalties	51,762	75,195

Realized gain on commodity contracts	6,237	2,182
Unrealized gain on commodity contracts	24,458	1,730
	82,457	79,107

EXPENSES
Production	25,782	34,219
Transportation	3,226	4,874
General and administrative	4,522	7,330
Share-based compensation (note 7)	191	374
Depletion, depreciation, and impairment (note 4)	37,591	48,382
Gain on property dispositions and swaps (note 4)	(4,036)	(6,101)
	67,276	89,078

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	15,181	(9,971)

Finance expenses (note 10)	12,658	6,495
Realized loss on foreign exchange (note 11)	18	-
Unrealized gain on foreign exchange (note 11)	(17,697)	-

NET PROFIT (LOSS) BEFORE TAXES	20,202	(16,466)

TAXES
Deferred tax expense (recovery) (note 9)	855	(3,778)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$19,347	$(12,688)

Net profit (loss) per share (note 12)
Basic	$0.10	$(0.07)
Diluted	$0.10	$(0.07)

See accompanying notes to the condensed consolidated financial statements.

2

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2016	2015

SHAREHOLDERS’ CAPITAL (note 6)
Common shares (note 6)
Balance, beginning of period	$1,000,100	$1,000,041
Issued for cash on exercise of share options	-	23
Contributed surplus transferred on exercised options	-	7
Balance, end of period	1,000,100	1,000,071

CONTRIBUTED SURPLUS
Balance, beginning of period	50,706	44,302
Share-based compensation expense	1,371	1,678
Adjustment of share-based compensation expense for forfeitures of unvested share options	(628)	(114)
Transfer to share capital for exercised options	-	(7)
Balance, end of period	51,449	45,859

RETAINED EARNINGS (DEFICIT)
Balance, beginning of period	(240,234)	203,974
Net profit (loss)	19,347	(12,688)
Balance, end of period	(220,887)	191,286

TOTAL SHAREHOLDERS’ EQUITY	$830,662	$1,237,216

See accompanying notes to the condensed consolidated financial statements.

3

BELLATRIX EXPLORATION LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, expressed in Canadian dollars)

For the three months ended March 31,

($000s)	2016	2015

Cash provided from (used in):

Cash flow from (USED IN) operating activities
Net profit (loss)	$19,347	$(12,688)
Adjustments for:
Depletion and depreciation (note 4)	37,591	48,382
Accretion on decommissioning obligations (note 10)	428	399
Effective interest on Senior Notes	655	-
Share-based compensation (note 7)	191	374
Unrealized gain on commodity contracts	(24,458)	(1,730)
Unrealized foreign exchange gain (note 11)	(17,697)	-
Gain on property dispositions and swaps	(4,036)	(6,101)
Deferred tax expense (recovery) (note 9)	855	(3,778)
Decommissioning costs incurred	(851)	(703)
Change in non-cash working capital (note 8)	(1,692)	(1,602)
	10,333	22,553

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital (note 6)	-	23
Issuance of Senior Notes, net of issue costs (note 5)	(55)	-
Advances from loans and borrowings	475,251	1,010,324
Repayment of loans and borrowings	(457,324)	(937,468)
Obligations under finance lease	(392)	(375)
Deferred lease inducements	(85)	(85)
Change in non-cash working capital (note 8)	7,241	1,089
	24,636	73,508

CASH FLOW FROM (USED IN) investing ACTIVITIES
Expenditure on exploration and evaluation assets (note 3)	(798)	(1,992)
Additions to property, plant and equipment	(28,254)	(81,207)
Proceeds on sale of property, plant and equipment	125	20
Change in non-cash working capital (note 8)	(6,042)	(12,882)
	(34,969)	(96,061)

Change in cash	-	-

Cash, beginning of period	-	-

Cash, end of period	$-	$-

Cash paid:
Interest	$3,746	$5,588
Taxes	-	-

See accompanying notes to the condensed consolidated financial statements.

4

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1.	CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance

These condensed consolidated financial statements (“interim financial statements”) were authorized by the Board of Directors on May 12, 2016. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s year ended December 31, 2015 audited consolidated financial statements, available at www.sedar.com and through the U.S. Securities and Exchange Commission at www.sec.gov. The Company has prepared these interim financial statements using the same accounting policies and critical accounting estimates applied in the Company’s year ended December 31, 2015 audited consolidated financial statements.

b.	Basis of measurement

The interim financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The interim financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality. These interim financial statements are prepared within the framework of the same significant accounting policies, critical judgments, accounting estimates, accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2015. The interim financial statement note disclosures do not include all of those required by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto as at and for the year ended December 31, 2015.

3.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2014	$123,639
Additions	4,102
Impairment	(4,542)
Transfer to oil and natural gas properties	(35,280)
Balance, December 31, 2015	87,919
Additions	798
Transfer to oil and natural gas properties	(3,745)
Balance, March 31, 2016	$84,972

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4.	PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and natural gas properties	Operated Facilities	Office furniture and equipment	Total
Cost
Balance, December 31, 2014	$2,411,772	$41,760	$22,749	$2,476,281
Additions	100,009	71,914	3,441	175,364
Transfer from exploration and evaluation assets	35,280	-	-	35,280
Joint venture wells	29,493	-	-	29,493
Transfers	-	(8,639)	-	(8,639)
Disposals (1)	(10,856)	-	-	(10,856)
Balance, December 31, 2015	2,565,698	105,035	26,190	2,696,923
Additions	27,608	3,410	31	31,049
Transfer from exploration and evaluation assets	3,745	-	-	3,745
Joint venture wells	4,036	-	-	4,036
Disposals (1)	(125)	-	-	(125)
Balance, March 31, 2016	$2,600,962	$108,445	$26,221	$2,735,628

(1) Disposals include swaps.

Accumulated Depletion, Depreciation and Impairment losses
Balance, December 31, 2014	$523,689	$-	$5,294	$528,983
Charge for time period	180,113	1,829	3,737	185,679
Impairment loss	507,412	-	-	507,412
Balance, December 31, 2015	1,211,214	1,829	9,031	1,222,074
Charge for time period	36,143	597	851	37,591
Balance, March 31, 2016	$1,247,357	$2,426	$9,882	$1,259,665

Carrying amounts
At December 31, 2015	$1,354,484	$103,206	$17,159	$1,474,849
At March 31, 2016	$1,353,605	$106,019	$16,339	$1,475,963

Bellatrix has included $1.12 billion (2015: $1.19 billion) for future development costs and excluded $76.1 million (2015: $83.3 million) for estimated salvage value from the depletion calculation for the three months ended March 31, 2016. Operated facilities includes capital associated with Phase I, Phase II and related infrastructure of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant” or the “Plant”). Costs of facilities under construction of $17.7 million related to Phase II of the Alder Flats Plant were excluded from depreciation calculations for the three months ended March 31, 2016.

The Company recognized total net gains of $4.0 million (2015: $6.1 million on wells drilled under the Grafton Joint Venture and Troika Joint Venture) on wells drilled under the Grafton Joint Venture which were completed and tied-in during the three month period ending March 31, 2016. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest (“WI”) earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout WI allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture Agreement, Grafton contributes 82% of the total capital costs required for each well under the Grafton Joint Venture Agreement, and in return earns 54% of Bellatrix’s WI in each well drilled until payout.

For the three months ended March 31, 2016, the Company capitalized $2.4 million (2015: $2.3 million) of general and administrative expenses and $0.2 million (2015: $0.5 million) of share-based compensation expense directly related to exploration and development activities.

6

5.	LONG-TERM DEBT

($000s)	March 31, 2016	December 31, 2015
Bank debt	$358,671	$340,743
Senior Notes (mature on May 15, 2020)	311,736	332,024
Long-term debt	$670,407	$672,767

Bank Debt

The Company’s revolving credit facilities are available on an extendible revolving term basis and consist of a $65 million operating facility provided by a Canadian bank and a $475 million syndicated facility provided by nine financial institutions, subject to a borrowing base test (the “Credit Facilities”). Subsequent to quarter end, and in connection with the disposition of certain production facilities, bank debt was reduced by $75 million and the $475 million syndicated facility was reduced to $395 million.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. Amounts outstanding under the Credit Facilities are secured against all of the assets of the Company by a $1 billion debenture containing a first ranking floating charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

The Credit Facilities currently mature on, and are fully revolving until, May 30, 2017. An extension request may be made each year provided that the term after extension may not exceed 3 years. The Company has requested an extension to May 30, 2019. Should the Credit Facilities not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination currently ongoing with the expected finalization to occur on or before May 31, 2016. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties. There is no assurance that there will be no changes to the borrowing base as a result of the upcoming redetermination.

Senior Notes

At March 31, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

7

($000s)	Amount
Balance, December 31, 2014	$-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain (1) (2)	(20,888)
Amortization of discount and debt issue costs	655
311,791
Debt issue costs	(55)
Balance, March 31, 2016	$311,736
(1)	Exchange rate (CDN$/US$1.00) at March 31, 2016 was 1.2971.
(2)	Amount does not include unrealized loss on foreign exchange contracts of $3.8 million.

Covenants

At March 31, 2016, the Credit Facilities contain a single financial covenant, which requires that the Company will not permit its ratio of outstanding Senior Debt to consolidated earnings before interest, taxes, depletion, depreciation and amortization (“EBITDA”), as defined by the terms of the agreement governing the Credit Facilities (“Credit Agreement”) and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, decommissioning liabilities and deferred tax liability. Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio reduces to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). Based on the Company’s capital budget pricing assumptions, the Company does not expect to exceed its Senior Debt Covenant during the twelve month period ending March 31, 2017. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. Failing the Senior Debt Covenant may result in cancellation of the Credit Facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. The Company has agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

The Senior Notes do not contain any maintenance covenants financial covenants but contain an incurrence-based minimum fixed charge coverage ratio covenant which, if not met, limits the Company’s ability to incur additional indebtedness beyond its existing Senior Notes and its Credit Facilities.

The following table lists the covenant under the Credit Facilities and the Senior Notes, and the Company’s compliance therewith as at March 31, 2016:

8

	Covenant as at March 31, 2016	Position at March 31, 2016
Credit Facilities – Senior Debt Covenant	Maximum Ratio

Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50x	3.00x

Senior Notes – Incurrence Covenant	Minimum Ratio

Fixed charge coverage(3)	2.25x	3.62x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities. Senior Debt at March 31, 2016 was $420.7 million.

(2) “EBITDA” refers to earnings before interest, taxes, depletion, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2016 was $140.4 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended March 31, 2016, fixed charges were $46.6 million and consolidated cash flow was $168.5 million.

As at March 31, 2016, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn under the Credit Facilities, approximately $181 million or 34% of unused and available bank credit under the Credit Facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements, subject to compliance with the Senior Debt Covenant. As at March 31, 2016, the Company’s trailing twelve month EBITDA was $140.4 million and Senior Debt was $420.7 million, resulting in a Senior Debt to EBITDA ratio of 3.0 times, which would have allowed the Company to incur $70.7 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

6.	SHAREHOLDERS’ CAPITAL

Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares and at March 31, 2016, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the three months ended March 31, 2016.

	March 31, 2016		March 31, 2015
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	191,963,910	$1,000,100	191,950,576	$1,000,041
Shares issued for cash on exercise of options	-	-	6,667	23
Contributed surplus transferred on exercised options	-	-	-	7
Balance, end of period	191,963,910	$1,000,100	191,957,243	$1,000,071

7.	SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2016:

9

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the period ended March 31, 2016 (1)	$527	$(257)	$(10)	$(69)	$191
Liability balance, March 31, 2016	$-	$1,334	$1,000	$818	$3,152

(1) The expense for share options is net of forfeitures of $0.6 million, and capitalization of $0.2 million. The expense for restricted awards is net of adjustments for forfeitures of $0.1 million. The expense for performance awards is net of adjustments for forfeitures of $0.1 million.

The following table provides a summary of the Company’s share-based compensation plans for the three months ended March 31, 2015:

($000s)

	Share Options	Deferred Share Units	Restricted Awards	Performance Awards	Total
Expense (recovery) for the period ended March 31, 2015 (1)	$1,058	$(496)	$(152)	$(36)	$374
Liability balance, March 31, 2015	$-	$2,262	$415	$1,000	$3,677

(1)	The expense for share options is net of adjustments for forfeitures of $0.1 million, and capitalization of $0.5 million. The recovery for restricted awards is net of adjustments for forfeitures of $0.1 million

a.	Share Option Plan

During the three months ended March 31, 2016, Bellatrix granted nil (2015: 103,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three months ended March 31, 2016 and 2015, and the weighted average assumptions used in their determination are as noted below:

	2016	2015
Inputs:
Share price	-	$3.26
Exercise price	-	$3.26
Risk free interest rate (%)	-	0.6
Option life (years)	-	2.8
Option volatility (%)	-	51
Results:
Weighted average fair value of each share option granted	-	$1.09

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate for stock options that will not vest, and adjusts for actual forfeitures as they occur (2015: 3% to 10%).

The weighted average trading price of the Company’s common shares on the Toronto Stock Exchange for the three months ended March 31, 2016 was $1.48 (2015: $3.23).

The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2015	$5.69	12,846,332
Forfeited	$5.93	(1,294,997)
Balance, March 31, 2016	$5.66	11,551,335

As of March 31, 2016, a total of 19,196,391 common shares were reserved for issuance on exercise of share options, leaving an additional 7,645,056 available for future share option grants.

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Share Options Outstanding, March 31, 2016

	Outstanding			Exercisable
Exercise Price	At March 31, 2016	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At March 31, 2016	Exercise Price
$ 2.12 - $ 3.74	1,317,668	$3.30	1.4	1,228,998	$3.33
$ 3.75 - $ 3.84	3,662,500	$3.75	4.2	-	$-
$ 3.85 - $ 5.12	994,501	$4.16	2.8	560,157	$4.24
$ 5.13 - $ 6.13	1,235,000	$5.33	0.2	1,235,000	$5.33
$ 6.14 - $ 7.87	998,000	$7.38	2.6	636,300	$7.37
$ 7.88 - $ 8.42	1,300,000	$8.00	2.7	866,663	$8.00
$ 8.43 - $ 9.16	133,166	$8.86	3.0	84,161	$8.85
$ 9.17 - $10.04	1,910,500	$9.24	3.2	636,793	$9.24
$ 2.12 - $10.04	11,551,335	$5.66	2.8	5,248,072	$5.96

b.	Deferred Share Unit Plan

During the three months ended March 31, 2016, the Company granted 15,820 (2015: 53,200) Deferred Share Units (“DSUs”), and had 1,042,091 DSUs outstanding as at March 31, 2016 (2015: 706,718). A total of $1.3 million (December 31, 2015: $1.6 million) was included in accounts payable and accrued liabilities as at March 31, 2016 in relation to the DSUs.

c.	Incentive Plan

Bellatrix has approved an Incentive Plan where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. Unless approved by the TSX (or such other stock exchange on which the common shares may be listed) and the shareholders, the Incentive Plan does not provide for the issuance of common shares to holders of PAs or RAs, but rather RAs and PAs are settled in cash in lieu of such common shares.

During the three months ended March 31, 2016, the Company granted nil (2015: nil) RAs, settled nil (2015: nil) RAs, and had 1,419,016 RAs outstanding as at March 31, 2016 (2015: 754,051). A total of 174,521 RAs were forfeited during the three months ended March 31, 2016 (2015: 13,000). A total of $1.0 million (December 31, 2015: $1.0 million) was included in accounts payable and accrued liabilities as at March 31, 2016 in relation to the RAs.

During the three months ended March 31, 2016, the Company granted nil (2015: nil) PAs, settled nil (2015: nil) and had 1,143,400 PAs outstanding as at March 31, 2016 (2015: 751,450). A total of 102,800 PAs were forfeited during the three months ended March 31, 2016 (2015: nil). A total of $0.8 million (December 31, 2015: $0.9 million) was included in accounts payable and accrued liabilities as at March 31, 2016 in relation to the PAs.

8.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

	Three months ended March 31,
($000s)	2016	2015
Changes in non-cash working capital items:
Restricted cash	$37	$3,597
Accounts receivable	16,104	(1,356)
Deposits and prepaid expenses	(1,521)	(1,429)
Accounts payable and accrued liabilities	(6,970)	5,576
Advances from joint venture partners	(8,143)	(19,783)
	$(493)	$(13,395)
Changes related to:
Operating activities	$(1,692)	$(1,602)
Financing activities	7,241	1,089
Investing activities	(6,042)	(12,882)
	$(493)	$(13,395)

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9.	INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at March 31, 2016, Bellatrix had approximately $1.70 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $151.0 million that expire in years through 2033.

10.	FINANCE INCOME AND EXPENSES

	Three months ended March 31,
($000s)	2016	2015
Interest on Bank debt (1)	$4,271	$6,096
Interest on Senior Notes (2)	7,959	-
Accretion on decommissioning liabilities (non-cash)	428	399
Finance expense	$12,658	$6,495
(1)	Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.
(2)	Includes amortized costs related to the issuance of the Senior Notes (detailed in note 5).

11.	FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from the United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended March 31,
($000s)	2016	2015
Realized loss on foreign exchange	$(18)	$-
Unrealized gain on foreign exchange	21,536	-
Unrealized loss on foreign exchange contracts	(3,839)	-
Gain on foreign exchange	$17,679	$-

As at March 31, 2016, Bellatrix has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

For the three months ended March 31, 2016, Bellatrix recorded a net foreign exchange gain of $17.7 million. This was due to the impact of the change over the three months ended March 31, 2016, in the value of the Canadian dollar relative to the United States dollar primarily on the Company’s United States dollar denominated Senior Notes ($21.5 million gain), net of the change in the fair value of its United States foreign exchange forward contract ($3.8 million loss).

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12.	PER SHARE AMOUNTS

The calculation of basic earnings per share for the year ended March 31, 2016 was based on a net profit of $19.3 million (2015: net loss of $12.7 million).

	Three months ended March 31,
	2016	2015
Basic common shares outstanding	191,963,910	191,957,243
Fully dilutive effect of:
Share options outstanding	11,551,335	10,783,003
Fully diluted common shares outstanding	203,515,245	202,740,246
Weighted average shares outstanding	191,963,910	191,953,095
Dilutive effect of share options (1)	-	-
Diluted weighted average shares outstanding	191,963,910	191,953,095

(1) For the three months ended March 31, 2016, a total of 11,551,335 (2015: 10,783,003) share options were excluded from the calculation as they were anti-dilutive.

13.	COMMITMENTS

The Company is committed to payments under fixed term operating leases which do not currently provide for early termination.

As at March 31, 2016, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. As at March 31, 2016, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	December 2016
Remaining wells to drill at March 31, 2016 (gross) (1)	9
Remaining wells to drill at March 31, 2016 (net) (1)	1.5
Remaining estimated total cost ($millions) (gross) (1)	$37.7
Remaining estimated total cost ($millions) (net) (1)	$6.8

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Ventures represent Bellatrix’s total capital and well commitments pursuant to the Grafton joint venture agreement.

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) In the first quarter of 2016, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

In the quarter ended March 31, 2016, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

Bellatrix and CNOR, a non-operated oil and gas company managed by Grafton Asset Management Inc., formed the CNOR Joint Venture in 2014. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between the years 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

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14.	FINANCIAL RISK MANAGEMENT

a.	Overview

The Company has exposure to the following risks from its use of financial instruments:

▪	Credit risk
▪	Liquidity risk
▪	Market risk
▪	Foreign exchange risk
▪	Commodity price risk
▪	Interest rate risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $9 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.

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As at March 31, 2016, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$19,195	$5,370	$24,565
Amounts due from government agencies	500	176	676
Revenue and other accruals	15,101	1,115	16,216
Less: Allowance for doubtful accounts	-	(300)	(300)
Total accounts receivable	$34,796	$6,361	$41,157

Subsequent to March 31, 2016, the Company has collected $0.7 million of joint venture and other trade accounts receivables greater than 90 days past due.

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at March 31, 2016 and specifically the balances greater than 90 days, a provision of $0.3 million was made.

The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

c.	Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 5.

The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 5, which are reviewed semi-annually by the lender. The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.

The following are the contractual maturities of liabilities as at March 31, 2016:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$79,312	$79,312	$-	$-	$-
Advances from joint venture partners	14,815	14,815	-	-	-
Bank debt – principal (2)	358,671	-	358,671	-	-
Senior Notes (3)	311,736	-	-	311,736	-
Decommissioning liabilities (4)	98,623	-	1,814	9,719	87,090
Finance lease obligation	9,671	1,616	2,448	945	4,662
Total	$872,828	$95,743	$362,933	$322,400	$91,752

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(1)	Includes $0.4 million of accrued interest payable in relation to the credit facilities and $10.4 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.
(2)	Bank debt is based on a three year facility, fully revolving until maturity on May 30, 2017, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates.
(3)	Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.
(4)	Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

d.	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

e.	Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in the Canadian / United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous 3 months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or 3 years.

As at March 31, 2016, the Company has entered into foreign exchange risk management contracts as follows:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

The Company has recorded the following asset (liability) on its Condensed Consolidated Balance Sheets with regards to the foreign exchange contracts:

	March 31,	December 31,
($000s)	2016	2015
Foreign exchange contracts asset (liability)	(1,373)	2,466

f.	Commodity Price Risk

Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of twenty four months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.

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As at March 31, 2016, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor		Price Ceiling		Index
Natural gas fixed	April 1, 2016 to October 31, 2016	9,000 GJ/d	$2.20	CDN	$2.20	CDN	AECO
Natural gas fixed	May 1, 2016 to October 31, 2016	10,000 GJ/d	$1.51	CDN	$1.51	CDN	AECO
Natural gas fixed	April 1, 2016 to December 31, 2016	90,000 GJ/d	$2.70	CDN	$2.70	CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	62,220 GJ/d	$2.94	CDN	$2.94	CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	November 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude Oil	WTI basis swap	April 1, 2016 to September 30, 2016	500	US$4.05
Crude Oil	WTI basis swap	April 1, 2016 to December 31, 2016	1,500	US$4.05

(1) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Subsequent to March 31, 2016, there were no changes to the Company’s natural gas fixed price arrangements and to the Company’s crude oil swap arrangements. The Company collapsed the natural gas AECO basis swaps for the period November 1, 2016 to December 31, 2016.

As at May 12, 2016, Bellatrix had entered into the following natural gas swap arrangements:

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

g.	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Bank debt which bears a floating rate of interest. As at March 31, 2016, if interest rates had been 1% lower with all other variables held constant, after tax net profit (loss) for the three months ended March 31, 2016 would have been approximately $2.6 million higher, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

The Company had no interest rate swap or financial contracts in place as at or during the three months ended March 31, 2016.

h.	Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, bank debt, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, issue Senior Notes or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.

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The Company monitors capital based on the ratio of total net debt to annualized funds flow from operations. This ratio is calculated as total net debt, defined as outstanding bank debt and Senior Notes, plus or minus working capital (excluding risk management contract assets and liabilities, the current portion of finance lease obligations and deferred lease inducements, and deferred tax assets or liabilities), divided by funds flow from operations (cash flow from operating activities before changes in non-cash working capital and deductions for decommissioning costs) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized funds flow from operations ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.

The Company’s capital structure and its calculation of total net debt and the total net debt to funds flow ratio as defined by the Company is as follows:

Debt to Funds Flow from Operations Ratio
	Three months ended March 31,
($000s, except where noted)	2016	2015

Shareholders’ equity	830,662	1,237,216

Bank debt	358,671	622,648
Adjusted working capital deficiency (2)	43,356	73,800
Subtotal	402,027	696,448
Senior Notes (mature May 15, 2020) (4)	311,736	-
Total net debt (2) at period end	713,763	696,448

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	51,504	99,432
Total net debt (2) at period end	713,736	696,448
Total net debt (2) to periods funds flow from operations ratio (annualized) (1) (3)	13.9x	7.0x

Debt to funds flow from operations ratio (trailing) (1) (5)
Funds flow from operations (1) trailing (5)	97,505	217,969
Total net debt (2) at period end	713,736	696,448
Total net debt (2) to funds flow from operations ratio trailing (1) (5)	7.3x	3.2x

(1) Funds flow from operations is a non-GAAP term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs

(2) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, long-term risk management contract liabilities, decommissioning liabilities, the long-term finance lease obligation, deferred lease inducements, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current risk management contract assets and liabilities and deferred lease inducements.

(3) For the three months ended March 31, 2016 and 2015, total net debt to period’s funds flow from operations ratio (annualized) is calculated based upon first quarter funds flow from operations annualized.

(4) Includes unrealized gain on foreign exchange of $21.5 million and does not include $3.8 million of unrealized loss on foreign exchange contracts in the three months ended March 31, 2016.

(5) Trailing periods funds flow from operations ratio annualized is based upon the twelve month periods ended March 31, 2016 and March 31, 2015.

As at March 31, 2016, the Company’s ratio of total net debt to annualized funds flow from operations (based on first quarter funds flow from operations) was 13.9 times. The total net debt to annualized funds flow from operations ratio as at March 31, 2016 increased from that at March 31, 2015 of 7.0 times primarily due to a decrease in funds flow from operations due to the significant and continued decline in commodity prices. Total net debt at March 31, 2016 was $713.8 million, a decrease of $3.8 million compared with net debt of $717.6 million at December 31, 2015. The reduction in total net debt reflects a decrease of $20.2 million to the Senior Notes, resulting from an unrealized foreign exchange gain in the first quarter of 2016, offset by an increase of $16.4 million to the bank debt and working capital deficit.

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Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. In order to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved in January 2016 a first half 2016 net capital budget of $46 million. Bellatrix's 2016 budget incorporates first half 2016 forward strip pricing expectations of approximately US$39.70/bbl WTI and $2.33/GJ AECO and on exchange rate assumption of $1.40 (CDN$/US$1.00) for first half 2016.  On an annualized basis, the first half 2016 capital budget represents a 42% reduction in capital spending relative to total 2015 capital spending. Bellatrix has updated its first half of 2016 forecasts to spend $40 million. Bellatrix expects to be able to fund its 2016 capital program by reinvesting cash flow and to the extent necessary, through borrowings under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States / Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

In addition to cash flow from operations, the Company’s other main source of liquidity is its Credit Facilities, which at March 31, 2016 was comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions. The Credit Facilities currently mature on May 30, 2017, but the Company has requested an extension to May 30, 2019 as permitted under the terms of the agreement governing the Credit Facilities. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The next scheduled redetermination of the borrowing base is currently ongoing and is expected to be finalized on or before May 31, 2016. There is no assurance that there will be no changes to the borrowing base as a result of the ongoing redetermination. At March 31, 2016, the borrowing base under the Credit Facilities was $540 million and the Company had $359 million outstanding at a weighted average interest rate of 3.85%. Subsequent to quarter end, and in connection with the disposition of certain production facilities, bank debt was reduced by $75 million and the $475 million syndicated facility was reduced to $395 million.

Notwithstanding Bellatrix’s undrawn capacity under its Credit Facilities, the Company’s ability to incur or maintain Senior Debt is also effectively limited by the Senior Debt Covenant to an amount equal to 3.5 times the Company’s trailing 12-month EBITDA. For the quarter ended March 31, 2016, the Company’s Senior Debt to EBITDA ratio was 3.0 times, which would have allowed the Company to incur $70.7 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

Bellatrix generally relies upon its operating cash flows and its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix. Based on the capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during the twelve month period ending March 31, 2017. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances.

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i.	Fair Value

The Company’s financial instruments as at March 31, 2016 include restricted cash, accounts receivable, deposits and prepaid expenses, risk management assets and liabilities, accounts payable and accrued liabilities, advances from joint venture partners, finance lease obligations, bank debt and Senior Notes. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. The impact of netting gross amounts is negligible.

The risk management assets at March 31, 2016 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The fair value of risk management contracts as at March 31, 2016 was a net asset of $36.0 million (December 31, 2015: $15.4 million). The commodity contracts are classified as level 2 within the fair value hierarchy.

Bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

($000s)	March 31, 2016	December 31, 2015
Commodity contract asset (current)	$30,126	$8,845
Commodity contract asset (long term)	7,650	4,487
Commodity contract liability (current)	(377)	(390)
Foreign exchange contract liability (long term)	(1,373)	2,466
Net risk management asset	$36,026	$15,408

15.	SUBSEQUENT EVENT

Subsequent to March 31, 2016, Bellatrix has completed a $75 million disposition of certain Bellatrix production facilities to a third party. Bellatrix will continue as operator and have preferential access to the facilities for its operated production volumes and will pay an annual rental fee for the life of the agreement but will retain all third party processing revenues generated. Bellatrix has the option to repurchase the facilities at any time over the rental period at balances outlined in the agreement, which approximate fair value of the facilities. In connection with the disposition of certain production facilities, outstanding debt was reduced by $75 million and in anticipation of the completion of the semi-annual borrowing base redetermination in May, Bellatrix agreed to a reduction in the Credit Facilities to $460 million comprised of a $65 million operated facility and a syndicated facility of $395 million.

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